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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

MSC.Software Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

553531104

(CUSIP Number)

July 14, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d- 1 (b)

        ☑ Rule 13d- 1 (c)

        ☐ Rule 13d- 1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Person Authorized to Receive Notices and Communications:

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

13G
CUSIP No.–553531104			Page 2 of 7

1.	Name of Reporting Person: MSD Capital, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 74-2880190

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,386,000

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,386,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,386,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.84%(1)

12.	Type of Reporting Person: PN

(1) The percentages used in this 13G are based upon 30,438,197 shares of common stock outstanding, as reflected in the Company's Form 10-Q filed on November 14, 2003.

13G
CUSIP No.–553531104			Page 3 of 7

1.	Name of Reporting Person: MSD Torchlight, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 38-3655304

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,386,000

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,386,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,386,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.84%

12.	Type of Reporting Person: PN

3

CUSIP No.–553531104	Page 4 of 7

Item 1(a)	Name of Issuer:

MSC.Software Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2 MacArthur Place
Santa Ana, California 92707

Item 2(a)	Names of Persons Filing:

MSD Capital, L.P.
MSD Torchlight, L.P.

Item 2(b)	Addresses of Principal Business Offices:

MSD Capital, L.P.
645 Fifth Avenue, 21st Floor
New York, New York 10022

MSD Torchlight, L.P.
645 Fifth Avenue, 21st Floor
New York, New York 10022

Item 2(c)	Citizenship:

MSD Capital, L.P. – Delaware
MSD Torchlight, L.P. – Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:

553531104

CUSIP No.–553531104	Page 5 of 7

Item 3	Status of Persons Filing:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.
80a-8);
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

	(a)	As of July 22, 2005, MSD Torchlight, L.P., a Delaware limited partnership (“Torchlight”), was the record and beneficial owner of 2,386,000 shares (the “Shares”) of Common Stock of MSC.Software Corporation. MSD Capital, L.P., a Delaware limited partnership (“MSD”), is the general partner of Torchlight, and therefore may be deemed to be the indirect beneficial owner of the Shares. MSD Capital Management LLC is the general partner of MSD.

	(b)	Percent of Class: 7.84%

	(c)	Number of shares as to which the person has:

		(i)	sole power to vote or to direct the vote:
0

		(ii)	shared power to vote or to direct the vote:
MSD Capital, L.P. – 2,386,000
MSD Torchlight, L.P. – 2,386,000

		(iii)	sole power to dispose or to direct the disposition of:
0

		(iv)	shared power to dispose or to direct the disposition of:
MSD Capital, L.P. – 2,386,000
MSD Torchlight, L.P. – 2,386,000

CUSIP No.–553531104	Page 6 of 7

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent
Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.–553531104	Page 7 of 7

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2005

MSD CAPITAL, L.P.
By: MSD Capital Management LLC, its general partner

By:	/s/ Marc R. Lisker
Marc R. Lisker
General Counsel

MSD TORCHLIGHT, L.P.
By: MSD Capital, L.P., its general partner

By:	/s/ Marc R. Lisker
Marc R. Lisker
General Counsel

EXHIBITS

Exhibit A	Joint Filing Agreement, dated July 25, 2005, entered into by and between MSD Capital, L.P. and MSD Torchlight, L.P.